chaneve jeanniton md

oculofacial plastic surgeon

bio.

Board-certified oculofacial plastic surgeon
Founder of Brooklyn Face & Eye
Founder of epi.logic skincare

contact.

experience.

epi.logic skincare | Brooklyn, NY
Founder & CEO | 2018 - present

Brooklyn Face & Eye| Brooklyn, NY
Founder & Medical Director | 2015 - present

New York Eye & Ear Infirmary | New York, NY
Associate Adjunct Attending | 2011 - 2021

education & training.

Fellowship in Ophthalmic Plastic Surgery
New York Eye and Ear Infirmary | 2012 - 2013

Fellowship in Ophthalmic Pathology
New York Eye and Ear Infirmary | 2011 - 2012

Residency in Ophthalmology
St Luke's - Roosevelt Hospital Center | 2007 - 2011